Exhibit 99.1

Management’s Discussion and Analysis of Financial Position and Operating Results

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades Inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the six-month and three-month periods ended June 30, 2004 and 2003 and with the most recent audited consolidated financial statements.  Information contained herein includes any significant developments as at August 2, 2004, the date of approval of MD&A by the Company’s Board of Directors.

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects.  Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw materials costs, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars, unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Unless otherwise indicated or if required by the context, the terms ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer to Cascades Inc. and all of its subsidiaries and joint ventures.  The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”).  For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments.  Such information is reconciled to the most directly comparable financial measures, as set forth in the supplemental information on non-gaap measures section.

Overview

Cascades is a diversified producer of packaging products, tissue paper and fine papers with operations in Canada, the United States and Europe.  The Company has leading market positions for many of its products in North America and is one of the foremost producers of coated boxboard in Europe.

Although the Company believes that its product, market and geographical diversification help to mitigate the adverse effects of industry conditions, the markets, for some of its products, are highly cyclical.  These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability.

During the second quarter of 2004, sales increased by 8% and operating income was 3% lower than for the corresponding quarter in 2003.  However, the second quarter of 2004 sales and operating income excluding specific items (note 1) were respectively 8% and 125% higher than for the first quarter of 2004.  The Company’s shipments and pricing for its products were higher in most operating business sectors combined with 3% strengthening of the Canadian dollar against the US dollar when compared with the first quarter of 2004.

The following table shows the historical movement of quarterly average benchmark list prices for some of our key products:

Benchmark product	Q2 - 2004	Q1 - 2004	Q4- 2003	Q3- 2003	Q2 - 2003
Packaging (US$/short ton)
-Recycled boxboard - 20-pt. clay coated	685	648	665	665	657
-Linerboard-unbleached kraft, 42 lb.-Eastern U.S.	462	412	412	418	425
Fine papers (US$/short ton)
-Uncoated fine paper-offset, 50 lb. Rolls	652	587	585	602	653
-Coated fine paper-No. 3 grade, 60 lb. rolls	765	768	782	805	815

Source :  Cascades based on industry sources

Recycled and virgin fibres are the primary raw materials used in the manufacture of our products and represent the highest production cost.  List prices for these raw materials fluctuate considerably and are heavily influenced by economic conditions and foreign demand.  The following table shows the historical movement of quarterly average benchmark list prices for some of the grades of recycled paper and virgin pulp used in the manufacturing process:

Benchmark product	Q2 - 2004	Q1 - 2004	Q4- 2003	Q3- 2003	Q2 - 2003
Recycled paper (US$/short ton)
-Old corrugated containers	91	77	60	59	64
-Sorted office papers	118	108	97	98	108
Virgin pulp (US$/metric tonne)
-Northern bleached softwood kraft - Eastern U.S.	660	600	575	550	580

Source :  Cascades based on industry sources

Quarter ended June 30, 2004 compared with quarter ended June 30, 2003

Consolidated selected information

For the three-month periods ended June 30

(in millions of dollars, except amount per share)

	As reported		Excluding specific items(1)
	2004	2003	2004	2003
Sales (net of eliminations)
Packaging	577	515
Tissue	184	171
Fine Paper	180	187
	941	873
Operating income before depreciation and amortization “OIBD”
Packaging	51	46	50	46
Tissue	19	17	19	17
Fine Paper	(1)	2	(1)	2
Corporate	(2)	(1)	(2)	(1)
	67	64	66	64

OIBD / sales	7.2%	7.4%	7.0%	7.4%
Operating income	28	29	27	29
Net earnings (loss)	(3)	29	5	4
Basic net earnings (loss) per common share	$(0.03)	$0.36	$0.07	$0.05

(1) see the supplemental information on non-GAAP measures

Other selected information

For the three-month periods ended June 30

	2004	2003
Shipments (in thousands of short tons)
Packaging	442	445
Tissue	104	95
Fine Paper	78	73
	624	613
Currency - average rate
$Can vs $U.S.	$0.736	$0.715
$U.S. vs $Can	$1.359	$1.398
Euro vs $Can	$1.638	$1.588

Sales   Sales increased by $68 million, or 7.8%, to $941 million for the quarter ended June 30, 2004, versus $873 million for the same period in 2003.

Business acquisitions over the last twelve months contributed $74 million in sales during the quarter ended June 30, 2004.  On October 1, 2003, the Company increased its participation in Dopaco, Inc. to 50%.  Consequently, Dopaco’s results have been consolidated proportionately since that date and contributed $57 million in additional sales for the second quarter of 2004.  In addition, the acquisition of Scierie P.H. Lemay Inc., completed in December 2003 and the businesses acquired in 2004 contributed an additional $17 million of sales during the quarter.

Net selling prices were weaker in each of the Company’s operating sectors mostly a reflection of the 3% strengthening of the Canadian dollar against the US dollar in comparison with 2003.  This change in the Canadian dollar has had a direct impact on export prices, but has also contributed to reducing Canadian dollar prices in the domestic market, because several of the Company’s product lines are priced in US dollars.  Overall business volumes were better compared with the second quarter of 2003 reflecting generally better economic conditions, with the exception of the packaging segment’s containerboard mills which suffered from a strike at one of their operations in Burnaby, B.C.

Operating income before depreciation and amortization  The Company generated operating income before depreciation and amortization of $67 million for the quarter ended June 30, 2004, compared with $64 million for the same period in 2003, representing a 5% increase.  Operating income before depreciation and amortization margin dropped to 7.2% for the quarter ended June 30, 2004, compared to 7.4% for the corresponding period in 2003.  Operating income before depreciation and amortization for 2004 includes a $3 million unrealized loss on derivative financial instruments of certain commodity swap contracts entered into by a Company joint-venture and a $4 million gain realized on the sale of assets of two fiberboard panel businesses in the Specialty Products Group.

Business acquisitions realized over the last twelve months contributed $6 million to this increase.  Despite higher volume, the most important factor negatively affecting operating income before depreciation and amortization margins was the weaker net selling prices experienced in most of the company’s operating sectors, mostly the reflection of a stronger Canadian dollar.  The variation in net realized Canadian dollar prices, despite their upward trend since the last few months, was not sufficient to fully offset higher fibre costs when compared with the second quarter of 2003.

In general, our primary raw material prices increased compared with the second quarter of 2003 but our costs were positively offset by a stronger Canadian dollar.  The monthly average list price for old corrugated containers (OCC), mostly used by our Containerboard Group, increased by approximately 42% when compared with the second quarter of 2003.  The monthly average list price for sorted office papers (SOP), primarily used by our Tissue Paper and Boxboard Groups, was 9% higher, while the price of Northern Bleached Softwood Kraft Pulp (NBSK) mainly used by our Fine papers Group increased by 14% during the same period.

OIBD variance analysis

(in millions of dollars)

	Packaging	Tissue	Fine Paper	Corporate	Consolidated
OIBD for the quarter ended June 30, 2003	46	17	2	(1)	64
Positive (negative) impact from :
Sales volume	—	7	1	—	8
Selling price (price / mix / foreign exchange)	(7)	(7)	(8)	—	(22)
Raw materials (price / foreign exchange)	3	(3)	1	—	1
Other cost	2	5	3	(1)	9
Business acquisitions	6	—	—	—	6
Specific items	1	—	—	—	1

OIBD for the quarter ended June 30, 2004	51	19	(1)	(2)	67

Segmented analysis

Packaging Products   Sales of the Packaging products segment increased by $61 million, or 11.5%, amounting to $592 million for the quarter ended June 30, 2004, compared with $531 million for the same period in 2003.  The additional contribution of new businesses acquired during the last twelve months and higher overall operating rates compensated for a general decrease in net average realized Canadian dollar prices.

Sales for the Boxboard Group amounted to $309 million for the quarter ended June 30, 2004, compared with $254 million for the same period in 2003.  Excluding Dopaco’s and Scierie P.H. Lemay’s additional contribution of $68 million, sales actually decreased by $13 million, or 5%.  Over the course of this period, shipments by primary mills decreased by approximately 10% in North America, due to difficult market conditions, but increased by approximately 9% in Europe.  In addition, net selling prices were lower due to difficult market conditions and the strengthening of the Canadian dollar.

Sales for the Containerboard Group remained relatively flat amounting to $163 million for the quarter ended June 30, 2004, compared with $164 million for the same period in 2003.  The acquisition of the Thompson (Connecticut) converting plant in April 2004 contributed $2 million in additional sales in the second quarter of 2004.  Containerboard shipments decreased by 2% over the period as a result of a strike at the Burnaby mill.  Shipments of corrugated products also remained relatively stable.  Due primarily to a stronger Canadian dollar, average reported net Canadian selling prices were lower for both containerboard and corrugated products when compared with 2003.  However this sector’s North-American integration rate, reflecting the percentage of the containerboard’s mills production sold internally to the Company’s own box or sheet plants increased to 65% in the second quarter of 2004, compared with 63% in the second quarter of 2003.  By increasing this rate, profitability margins can be further increased by providing more value-added product compared with unconverted board products.

Due to increased economic activity in terms of volume and prices, sales for the Specialty Products Group increased by $7 million, or 6%, to $131 million for the quarter ended June 30 2004, compared with $124 million for the same period in 2003.  Within this Group, the paper mill packaging division brought in an extra $5 million, while the paper recovery and deinked pulp sector saw its contribution increase by $9 million.  During this quarter, within the recovery and deinked pulp sector, we completed the acquisition of the remaining 50% of the Greenfield S.A.S. joint venture in France which will allow us to increase the Company’s recycling operations in Europe.  The sales increases observed in the paper mill packaging and recovery and deinked pulp sectors were offset by a $4 million reduction from the moulded pulp products sales.

Operating income before depreciation and amortization for the Packaging Products segment was $51 million for the quarter ended June 30, 2004, compared with $46 million for the same period in 2003.  Operating income before depreciation and amortization includes a $3 million unrealized loss on derivative financial instruments of certain commodity swap contracts entered into by a Company joint-venture and a $4 million gain realized on the sale of assets of two fiberboard panel businesses in the Specialty Products Group.  The improvement of $5 million is mainly due to a gain in efficiency together with cost reduction in the Boxboard converting sector and the proportionate consolidation of the results of Dopaco since the last quarter of 2003.  The increase also comes from accrued business activity in the Specialty Products Group.  The results for this segment were negatively affected by the three-week closure and two-week start-up of the #3 machine at Larochette Boxboard mill in France following capital investments to upgrade the machine and by the reduction in the overall average selling prices due to the strengthening of the Canadian dollar.

Packaging - Q2-2004

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Boxboard
Manufacturing
-North America	61	73	1	1,6	4	5.5	84	st	94	st	726	777
Manufacturing - Europe	117	113	3	2,6	7	6.2	129	st	118	st	907	958
Converting	119	62	12	10,1	2	3.2	2,864	carton	603	carton
Others and eliminations	12	6	3	—	2
	309	254	19	6,1	15	5.9				st
Containerboard(1)
Manufacturing	85	89	(1)	(1,2)	4	4.5	181	st	184	st	470	484
Converting	125	127	16	12,8	14	11.0	1,737	msf	1,737	msf	72	73
Others and eliminations	(47)	(52)	1	—	4	—
	163	164	16	9,8	22	13.4
Specialty products	131	124	16	12,2	9	7.3
Eliminations	(11)	(11)	—	—	—	—
	592	531	51	8.6	46	8.7

(1) The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

Tissue Group  Sales of the Tissue Group increased by $13 million, or 8%, to $185 million for the quarter ended June 30, 2004, compared with $172 million for the same period in 2003.  Average selling prices were lower during the quarter ended June 30, 2004 in comparison with the corresponding period in 2003, mostly as a result of the depreciation of the US dollar against the Canadian dollar.  However, shipments rose by 9% over the same period reflecting increased sales efforts, an improving North-American economy and an improved contribution from the assets acquired from American Tissue in 2002.

Tissue Group operating income before depreciation and amortization was $19 million for the quarter ended June 30, 2004 compared with $17 million last year. Higher volumes and an improved sales mix more than compensated for higher average waste paper costs and the reduction in average selling prices due to the strengthening of the Canadian dollar.

Tissue - Q2-2004

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Manufacturing	171	160	18	10.5	16	10.0	104	st	95	st	1,644	1,684
Distribution	23	21	1	4.3	1	4.8
Eliminations	(9)	(9)	—	—	—	—
	185	172	19	10.3	17	9.9

Fine Papers Group  Sales of the Fine Papers Group decreased by $7 million, or 4%, to $183 million for the quarter ended June 30, 2004, compared with $190 million for the same period in 2003. The strengthening of the Canadian dollar against the US dollar affected export and domestic prices for both coated and uncoated papers, while shipments increased 7% when compared with the second quarter of 2003. The distribution division, Cascades Resources, which contributed total sales of $102 million during the quarter, compared with $107 million in the second quarter of 2003 was impacted by a 10% decrease in its average selling prices for paper and a reduction in value-added product sales.

Operating income before depreciation and amortization for the Fine Papers Group was a negative $1 million for the quarter ended June 30, 2004, compared with a positive $2 million for the same period in 2003. The manufacturing segment experienced higher shipments combined with generally lower selling prices for both coated and uncoated papers reflecting the depreciation of the US dollar relative to the Canadian dollar and was negatively affected by the change in the products mix sold since the selling prices of groundwood coated papers and rolls are different from those of uncoated and cut-sheet papers. Manufacturing sector operating income before depreciation and amortization was also impacted by higher virgin fibre prices which were however offset by a stronger Canadian dollar. Distribution division profitability was affected by higher administrative costs related to legal expenses and bad debts.

Fine papers - Q2-2004

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Manufacturing	98	99	(3)	(3.1)	(2)	(2.0)	78	st	73	st	1,126	1,206
Distribution	102	107	2	2.0	4	3.7
Eliminations	(17)	(16)	—	—	—	—
	183	190	(1)	(0.5)	2	1.1

Six-month period ended June 30, 2004, compared with the six-month period ended June 30, 2003

Consolidated selected information

For the six-month periods ended June 30

(in millions of dollars, except amount per share)

	As reported		Excluding specific items(1)
	2004	2003	2004	2003
Sales (net of eliminations)
Packaging	1,113	1,032
Tissue	352	353
Fine Paper	346	387
	1,811	1,772

Operating income before depreciation and amortization “OIBD”

Packaging	96	90	90	90
Tissue	37	35	37	35
Fine Paper	(4)	11	(4)	11
Corporate	(5)	(1)	(5)	(1)
	124	135	118	135

OIBD / sales	6.9%	7.6%	6.5%	7.6%
Operating income	45	64	39	64
Net earnings (loss)	(9)	45	—	15
Basic net earnings (loss) per common share	$(0.11)	$0.55	$0.00	$0.18

(1) see the supplemental information on non-GAAP measures

Other selected information

For the six-month periods ended June 30

	2004	2003
Shipments (in thousands of short tons)
Packaging	884	893
Tissue	200	185
Fine Paper	143	152
	1,227	1,230
Currency - average rate
$Can vs $U.S.	$0.747	$0.688
$U.S. vs $Can	$1.339	$1.454
Euro vs $Can	$1.643	$1.604

Sales  Sales increased by $39 million, or 2.2%, to $1.811 billion for the six-month period ended June 30, 2004, versus $1.772 billion for the same period in 2003.

Business acquisitions over the last twelve months contributed $132 million in sales during the six-month period ended June 30, 2004. On October 1, 2003, the Company increased its participation in Dopaco, Inc. to 50%. Consequently, Dopaco’s results have been consolidated proportionately since that date and contributed $106 million in additional sales for the six-month period ended June 30, 2004. In addition, the acquisition of Scierie P.H. Lemay Inc., completed in December 2003 and the businesses acquired in 2004, contributed an additional $26 million in sales during the same period.

Net selling prices were weaker in each of the Company’s operating sectors essentially reflecting a 9% strengthening of the Canadian dollar against the US dollar in comparison with the same period in 2003. This change in the Canadian dollar has had a direct impact on export prices, but has also contributed to reducing Canadian dollar prices in the domestic market, because several of the Company’s product lines are priced in US dollars. Overall business volumes were slightly lower, compared with the first six months of 2003 as a result of lower North-American boxboard and fine paper shipments, which were however offset by higher tissue shipments.

Operating income before depreciation and amortization  The Company generated operating income before depreciation and amortization of $124 million for the six-month period ended June 30, 2004, compared with $135 million for the same period in 2003, representing an 8% decrease. The margin dropped to 6.9% for the six-month period ended June 30, 2004, compared with 7.6% for the corresponding period in 2003. The cumulative 2003 operating income before depreciation includes a $2 million unrealized gain on derivative financial instruments of certain commodity swap contracts entered into by a Company joint-venture and a $4 million gain realized on the sale of assets of two fiberboard panel businesses in the Specialty Products Group.

Business acquisitions realized over the last twelve months contributed $13 million to operating income before depreciation and amortization.  The most important factor in the decrease in operating income before depreciation and amortization and margins was the price drop in most of the operating sectors, primarily due to the depreciation of the US dollar.

In general, our primary raw material prices increased compared with the same period in 2003 but our costs were positively offset by a stronger Canadian dollar. In fact, the monthly average list price for old corrugated containers (OCC) increased by approximately 40% during the six-month period ended June 30, 2004, compared with the same period in 2003. The monthly average list price for sorted office papers (SOP) was 7% lower, as prices of old newspapers (ONP) increased by 29% during the same period. The price of Northern Bleached Softwood Kraft Pulp (NBSK), mainly used by our Fine papers Group, increased by 16% over the same period.

OIBD variance analysis

(in millions of dollars)

	Packaging	Tissue	Fine Paper	Corporate	Consolidated

OIBD for the six-month period ended June 30, 2003	90	35	11	(1)	135
Positive (negative) impact from :
Sales volume	3	10	(2)	—	11
Selling price (price / mix / foreign exchange)	(44)	(24)	(18)	—	(86)
Raw materials (price / foreign exchange)	5	—	3	—	8
Other cost	23	16	2	(4)	37
Business acquisitions	13	—	—	—	13
Specific items	6	—	—	—	6
OIBD for the six-month period ended June 30, 2004	96	37	(4)	(5)	124

Segmented analysis

Packaging Products  Sales of the Packaging products segment increased by $80 million, or 7.5%, amounting to $1.143 billion for the six-month period ended June 30, 2004, compared with $1.063 billion for the same period in 2003. New business acquisitions over the course of the last twelve months explain $132 million of this variation. The additional contribution of new businesses acquired compensated for a general decrease in net average realized Canadian dollar prices.

Sales for the Boxboard Group amounted to $605 million for the six-month period ended June 30, 2004, compared with $516 million for the same period in 2003. Excluding Dopaco’s and Scierie P.H. Lemay’s contribution of $127 million, sales actually decreased by $38 million, or 7%. Over the course of this period, shipments by primary mills decreased by approximately 9% in North America, due to difficult market conditions, but increased approximately 3% in Europe. In addition, net selling prices were lower due to difficult market conditions and the strengthening of the Canadian dollar.

Sales for the Containerboard Group decreased $13 million amounting to $309 million for the six-month period ended June 30, 2004, compared with $322 million for the same period in 2003, mostly as a result of a stronger Canadian dollar as average realized net Canadian selling prices were lower in both containerboard and corrugated products segments.

Sales for the Specialty Products Group increased by $5 million, or 2%, to $250 million for the six-month period ended June 30 2004, compared with $245 million for the same period in 2003 due to better volume and prices. Within this Group, the paper mill packaging division saw its contribution increase by approximately $7 million and the paper recovery and deinked pulp sector saw its contribution increase by $15 million. Within the recovery and deinked pulp sector, we completed during the second quarter of 2004 to the acquisition of the remaining 50% of the Greenfield S.A.S. joint venture in France which will allow us to increase our recycling operations in Europe. The sales increases observed in the paper mill packaging and recovery and deinked pulp sectors were offset by a reduction in sales of the moulded pulp, kraft paper and multi-ply board.

Packaging segment operating income before depreciation and amortization stood at $96 million for the six-month period ended June 30, 2004 compared with $90 million for the same period in 2003, representing a 7% increase. Operating income before depreciation and amortization includes a $2 million unrealized gain on derivative financial instruments of certain commodity swap contracts entered into by a Company joint-venture and a $4 million gain realized on the sale of assets of two fiberboard panel businesses in the Specialty Products Group. Excluding these specific items, this segment was able to maintain the same level of operating income before depreciation and amortization due a gain in efficiency together with cost reduction in the Boxboard converting sector, the proportionate consolidation of the results of Dopaco, since the last quarter of 2003, and accrued business activity in the Specialty Products Group. The results for this segment were negatively affected by the three-week closure and two-week start-up due to the new capital investment at the Larochette Boxboard mill in France and by the reduction of the overall selling prices.

Packaging - YTD-2004

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Boxboard
Manufacturing
-North America	123	144	1	0.8	6	4.2	170	st	187	st	724	770
Manufacturing - Europe	236	242	10	4.2	17	7.0	259	st	251	st	911	964
Converting	231	122	20	8.7	4	3.3	5,528	carton	1,177	carton
Others and eliminations	15	8	5	—	4	—
	605	516	36	6.0	31	6.0				st
Containerboard(1)
Manufacturing	163	179	6	3.7	9	5.0	360	st	360	st	453	497
Converting	235	244	27	11.5	24	9.8	3,367	msf	3,287	msf	70	74
Others and eliminations	(89)	(101)	3	—	8	—
	309	322	36	11.7	41	12.7

Specialty products	250	245)	24	9.6	18	7.3
Eliminations	(21)	(20)	—	—	—	—
	1,143	1,063	96	8.4	90	8.5

(1) The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

Tissue Group  Sales of the Tissue Group remained relatively flat, amounting to $353 million for the first six-months of 2004, compared with $354 million for the same period in 2003. Average selling prices were lower during the six-month period ended June 30, 2004 in comparison with the corresponding period in 2003, mostly as a result of the depreciation of the US dollar against the Canadian dollar. However, shipments increased by 8% over the same period, reflecting increased sales efforts, an improving North-American economy and an improved contribution from assets acquired from American Tissue in 2002.

Tissue Group operating income before depreciation and amortization stood at $37 million for the six-month period ended June 30, 2004, compared with $35 million for the same period in 2003. This Group benefited from the slightly lower cost of recycled papers, offset by a decrease in the average realized Canadian dollar price of jumbo rolls and converted products.

Tissue - YTD-2004

	Sales		OIBD Shipments				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Manufacturing	325	325	36	11.1	35	10.8	200	st	185	st	1,625	1,757
Distribution	44	43	1	2.3	—	—
Eliminations	(16)	(14)	—	—	—	—
	353	354	37	10.5	35	9.9

Fine Papers Group  Sales for the Fine Papers Group decreased by $41 million, or 10%, to $351 million for the six-month period ended June 30, 2004, compared with $392 million for the same period in 2003. The strengthening of the Canadian dollar against the US dollar affected export and domestic prices for both coated and uncoated papers, while shipments decreased by 6% compared with the first six months of 2003. Despite the weakened US dollar, European and Asian imports remained very competitive in the North-American market place, especially on cut size grades. The distribution division, Cascades Resources, which contributed total sales of $202 million for the first six months of 2004, compared with $214 million in 2003 was impacted by a 10% decrease in its average selling prices for paper and a reduction in value-added product sales.

Fine Papers Group operating income before depreciation and amortization stood at a negative $4 million for the six-month period ended June 30, 2004, compared with a positive amount of $11 million for the same period in 2003. This group was affected by lower shipments at the beginning of the year, generally lower selling prices for both coated and uncoated papers, which were amplified by the depreciation of the US dollar, and the change in the products mix sold, since the selling prices of groundwood coated papers and rolls are different from those of uncoated and cut-sheet papers. The results were also impacted by higher fibre costs and by generally poor market conditions. Market-related downtime was necessary during the first six months of 2004 in both coated and uncoated mills. Distribution division profitability was also affected by higher administrative costs related to legal expenses and bad debts.

Fine papers - YTD-2004

	Sales		OIBD Shipments				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Manufacturing	181	211	(8)	(4.4)	4	(1.9)	143	st	152	st	1,123	1,240
Distribution	202	214	4	2.0	7	3.3
Eliminations	(32)	(33)	—	—	—	—
	351	392	(4)	(1.1)	11	2.8

Other items analysis

Depreciation and amortization  Depreciation and amortization increased to $79 million for the six-month period ended June 30, 2004, from $71 million for the corresponding period of 2003, primarily as a result of recent business acquisitions.

Operating income  As a result of the above-described factors, operating income for the quarter decreased slightly to $28 million, compared with $29 million for the same period in 2003. Operating margins decreased from 3.3% in the second quarter of 2003 to 3% in the second quarter of 2004.

Operating income for the six-month period decreased by 30% to $45 million, compared with $64 million for the same period in 2003. Operating margins decreased from 3.6% in the first half of 2003 to 2.5% in the same period in 2004.

Excluding specific items, operating income for the three-month period stood at $27 million, compared with $29 million for the same period in 2003 and operating income for the six-month period stood at $39 million, compared with $64 million for the same period in 2003.

Interest expense  Interest expense decreased by $2 million, to $40 million for the six-month period ended June 30, 2004, compared with $42 million for the same period in 2003.

Foreign exchange loss (gain) on long-term debt  For the second quarter of 2004, the Company recorded a foreign exchange loss of $10 million on its own and its joint venture US-denominated debts, since the Canadian dollar went from $0.763 against the US dollar as at March 31, 2004 to $0.746 as at June 30, 2004. This compares to a gain of $39 million for the quarter ended June 30, 2003. This quarterly loss had no impact on the Company’s liquidity.

For the six-month period ended June 30, 2004, the Company recorded a foreign exchange loss of $16 million, compared with a gain of $55 million for the six-month period ended June 30, 2003.

Provision for income taxes  The income tax recovery for the six-month period ended June, 2004 amounted to $1 million, representing an effective tax rate of 9%. Excluding the impact of specific items, the tax rate would have been approximately 38%.

Net earnings (loss)  As a result of the foregoing factors, net earnings decreased by $32 million to produce a loss of $3 million, or $0.03 per share for the quarter ended June 30, 2004, versus net earnings of $29 million, or $0.36 per share, for the same period in 2003.

Net earnings excluding specific items (note 1) for the second quarter of 2004, increased by $1 million to $5 million, or $0.07 per share, compared with $4 million, or $0.05 in the same quarter of 2003.

For the six-month period ended June 30, 2004, net earnings decreased by $54 million to produce a loss of $9 million, or $0.11 per share, versus net earnings of $45 million, or $0.55 per share, for the same period in 2003.

Net earnings excluding specific items (note 1) for the first half of 2004 decreased by $15 million to zero net earnings ($0), or $0.00 per share, compared with $15 million, or $0.18 in the same period of 2003.

Liquidity and capital resources

Cash flows from operations  Cash flows from operations totalled $29 million for the quarter ended June 30, 2004, compared with $42 million for the same period in 2003. Changes in non-cash working capital components amounted to a use of funds in the amount of $14 million for the last quarter mainly as a result of increased accounts receivable due to the recent rise in price and volume. These increases were, however, offset by a reduction in inventory in the second quarter of 2004, when compared with the first quarter of the year.

For the six-month period ended June 30, 2004, cash flows from operations totalled $26 million, compared with $8 million for the same period in 2003. Changes in non-cash working capital components amounted to a use of funds in the amount of $50 million for the last six-month period, mainly as a result of increased accounts receivable due to the recent rise in price and volume.

Investing activities  For the quarter ended June 30, 2004, investment activities required total cash resources of $35 million ($70 million for the six-month period). The Company invested $33 million in property, plant and equipment in the second quarter ($52 million for the six-month period). The most important investment during the quarter was a $6.5 million ($9.5 million for the six-month period) investment at the Larochette European boxboard mill to complete a euro 9.4 million project to upgrade machine #3 which will improve quality and allow the development of new markets.

The Company also invested $15 million (net of cash acquired) in new businesses during the quarter, mostly accounted for by the $8 million (US$5.9 million) paid by a Company joint venture to acquire a corrugated plant in Thompson, Connecticut, $2 million paid to acquire the other 50% participation from our partner in Greenfield SAS, a de-inked pulp mill in France, and $6 million paid to acquire a non-controlling interest in the Specialty Products Group.

The Company also invested $14 million (net of cash acquired) in a new businesses during the first quarter of 2004 mostly accounted for by the $15 million (US$11.4 million) paid to acquire a Tissue mill located in Memphis, Tennessee. The tissue assets acquired are presently idle. This acquisition will increase the Company’s tissue capacity by approximately 40,000 short tons per year or 8%. The start-up of the tissue machine and converting lines will be dictated by market demand.

The net investment in business acquisitions amounted to $29 million for the six-month period ended June 30, 2004.

During the second quarter of 2004, the Company sold the assets of two of its fiberboard panel businesses in the Specialty Products Group for a total consideration of $16 million, of which $14 million was received at closing. The balance of the selling price, in the amount of $2 million, is payable no later than 2011.

Financing activities  During the quarter ended June 30, 2004; the Company drew an additional $19 million on its various credit facilities and repaid $12 million of its long-term debt. It also redeemed 11,100 of its common shares on the open market, pursuant to a normal course issuer bid.

Taking into account these transactions and the $4 million in dividends paid out during the quarter ended June 30, 2004, financing activities generated $6 million in liquidity during the quarter.

For the six-month period ended June 30, 2004, financing activities generated $46 million in liquidity which were used mainly to finance Company capital investments.

Consolidated financial position as at June 30, 2004

The Company’s working capital stood at $549 million as at June 30, 2004, and a ratio of 2.03:1. At year-end 2003, the working capital stood at $508 million and a ratio of 1.99:1.

Long-term debt, including the current portion, increased slightly to $1.179 billion as at June 30, 2004 compared with $1.110 billion as at December 31, 2003. The Company had $290 million available under its $500 million revolving credit facility at the end of the quarter. The net funded debt to total capitalization ratio increased from 45.5% as at December 31, 2003 to 47.5% as at June 30, 2004.

Due to the net loss incurred during the first half of 2004 and the dividend paid out, shareholders’ equity declined by $10 million to $1.046 billion or $12.80 per share as at June 30, 2004.

During the first quarter of 2004, the Company obtained from its lenders greater flexibility under its revolving credit facility interest coverage covenant which will remain in force until the second quarter of 2005.

The liquidity available via the credit facilities of the Company and its joint ventures, along with the cash flow generated by the operating activities, will provide the Company sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which budget estimates place at approximately $100 million for 2004. This budgeted amount may be revised during the course of this year, depending on the cash flow generated by operations.

Capital stock information

As at June 30, 2004, the capital stock issued and outstanding consisted of 81,768,664 common shares (81,731,387 as at December 31, 2003). As at June 30, 2004, 1,838,082 stock options were issued and outstanding (1,494,942 as at December 31, 2003). During the second quarter of 2004, the Company issued 407,723 stock options.

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003
Toronto Stock Exchange (CAS: TSX)
High	$14.53	$14.34	$14.53	$16.87
Low	$12.00	$11.56	$11.21	$11.56
Volume	6,422,000	4,865,000	14,391,000	14,624,000

Outlook

In the Packaging segment, the Boxboard Group will continue to implement its cost reduction programs while focusing on customer service and improving quality. Announced price increases in the spring of 2004 are gradually being implemented and should be reflected over the next few quarters. The Containerboard Group is currently enjoying strong market fundamentals and is also benefiting from the stabilizing of OCC prices, an important raw material used within this group. The Specialty Products Group should continue to benefit from a healthy economic environment and will continue to emphasize on cost reduction and strategic capital investment.

The Tissue Group will continue to integrate the assets acquired in recent years and intends to further decrease its production costs. Their intent is to progressively start up the Company’s newly installed converting lines in accordance with market demand.

The Fine Papers Group should operate in an improved pricing environment for both coated and uncoated papers, and should benefit from recent prices increases particularly with respect to uncoated free sheet. This group must still however, face increased prices for virgin fibre.

White grades of recycled papers used as virgin pulp substitutes by our Tissue paper sector are currently experiencing low North-American generation levels and it is anticipated that export demand for these grades will increase over the next few months. The combined impact may lead to increased prices. It is expected that these grades of recycled papers will follow the trends of the virgin pulp market.

Prices of old corrugated containers (OCC) have recently stabilized. Generation levels remain high while export market demand has slowed. We expect the price of OCC to remain relatively stable over the next few quarters.

The company anticipates that the next few quarters may witness a further strengthening of the North-American economy which should help the Company implement sustainable price increases in most of its operating sectors. These selling price increases should help offset the stronger Canadian dollar and recent increases in the cost of energy, raw materials and freight.

After experiencing sustained growth in most of its operating sectors over the last few years, the Company continues to view the upcoming quarters as a period of consolidation. The Company continues to focus on the long-term reduction of its cost structure and the development of new products grounded in its core segments expertise.

As an opportunistic acquirer of assets, the Company will continue to monitor good acquisition opportunities to strengthen its core segment and may temporarily increase its indebtedness ratio to make such acquisitions. The Company’s long-term stated objective, however, is still to keep its net funded debt to total capitalization ratio below 50%.

Supplemental information on non-GAAP measures

Neither operating income before depreciation and amortization or operating income are measures of performance under Canadian GAAP. The Company includes both operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that operating income before depreciation and amortization and operating income provide an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used, as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP, and are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from those of other companies.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings (loss) excluding specific items, and net earnings (loss) per common share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined as items such as charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business unit, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2004	2003	2004	2003

Net earnings (loss)	(3)	29	(9)	45
Share of results of significantly influenced companies	—	—	(1)	2
Provision (recovery) for income taxes	1	8	(1)	9
Loss on long-term debt refinancing	—	10	—	21
Foreign exchange loss (gain) on long-term debt	10	(39)	16	(55)
Interest expense	20	21	40	42

Operating income	28	29	45	64
Specific items :
Gain on sale of assets of a business unit	(4)	—	(4)	—
Unrealized loss (gain) on financial derivative instruments	3	—	(2)	—
	(1)	—	(6)	—

Operating income excluding specific items	27	29	39	64

Depreciation and amortization	39	35	79	71

Operating income before depreciation and amortization excluding specific items	66	64	118	135

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

(in millions of Canadian dollars, except amount per share)

	Net earnings (loss)				Net earnings (loss) per share(1)
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003	2004	2003	2004	2003
As per GAAP	(3)	29	(9)	45	$(0.03)	$0.36	$(0.11)	$0.55
Specific items :
Gain on sale of assets of a business unit	(4)	—	(4)	—	$(0.03)	—	$(0.03)	—
Unrealized loss (gain) on financial derivative instruments	3	—	(2)	—	$0.03	—	$(0.02)	—
Foreign exchange loss (gain) on long-term debt	10	(39)	16	(55)	$0.10	$(0.39)	$0.16	$(0.59)
Loss on long-term debt refinancing	—	10	—	21	—	$0.08	—	$0.17
Share of results of significantly influenced companies	—	—	—	4	—	—	—	$0.05
Tax effect on specific items	(1)	4	(1)	—	—	—	—	—
	8	(25)	9	(30)	$0.10	$(0.31)	$0.11	$(0.37)
Excluding specific items	5	4	—	15	$0.07	$0.05	$0.00	$0.18

(1) Specific amounts per share are calculated on an after-tax basis

Additional information

Additional information relating to the Company, including the annual report and AIF, is available on SEDAR at www.sedar.com.

Consolidated Financial Statements

Consolidated Balance Sheets

(in millions of Canadian dollars)

(unaudited)

	Note	As at June 30, 2004	As at December 31, 2003

Assets
Current assets
Cash and cash equivalents		30	27
Accounts receivable		542	494
Inventories		509	501
		1,081	1,022
Property, plant and equipment		1,641	1,636
Other assets	4	194	186
Goodwill		91	83
		3,007	2,927
Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		63	43
Accounts payable and accrued liabilities		457	453
Current portion of long-term debt	5	12	18
		532	514
Long-term debt	5	1,167	1,092
Other liabilities	6	262	265
Shareholders’ equity
Capital stock	10	265	264
Retained earnings		762	778
Cumulative translation adjustments		19	14
		1,046	1,056
		3,007	2,927

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Earnings

(in millions of Canadian dollars, except per share amounts)

(unaudited)

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	Note	2004	2003	2004	2003

Sales		941	873	1,811	1,772
Cost of sales and expenses
Cost of sales	2(b),9	783	717	1,512	1,453
Selling and administrative expenses		93	92	183	183
Loss (gain) on derivative financial instruments	2(b)	2	—	(4)	1
Unusual gain	3(b)	(4)	—	(4)	—
Depreciation and amortization		39	35	79	71
		913	844	1,766	1,708
Operating income		28	29	45	64
Interest expense	9	20	21	40	42
Foreign exchange loss (gain) on long-term debt		10	(39)	16	(55)
Loss on long-term debt refinancing		—	10	—	21
		(2)	37	(11)	56
Provision (recovery) for income taxes		1	8	(1)	9
Share of results of significantly influenced companies		—	—	(1)	2

Net earnings (loss) for the period		(3)	29	(9)	45
Basic net earnings (loss) per common share		$(0.03)	$0.36	$(0.11)	$0.55
Diluted net earnings (loss) per common share		$(0.03)	$0.36	$(0.11)	$0.55
Weighted average number of common shares outstanding		81,733,624	81,710,804	81,734,205	81,768,941

Consolidated Statement of Retained Earnings

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003

Balance - beginning of period	769	761	778	749
Net earnings (loss) for the period	(3)	29	(9)	45
Dividends	(4)	(4)	(7)	(7)
Excess of the common shares redemption price on their paid-up capital	—	(1)	—	(2)
Excess of the preferred shares of a susidiary redemption price on their recorded capital	—	(10)	—	(10)
Balance - end of period	762	775	762	775

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows

(in millions of Canadian dollars)

(unaudited)

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	Note	2004	2003	2004	2003

Operating activities
Net earnings (loss) for the period		(3)	29	(9)	45
Adjustments for Unrealized loss (gain) on derivative financial instruments	2(b)	4	—	(1)	—
Amortization of transitional deferred unrealized gain	2(b)	(1)	—	(1)	—
Unusual gain	3(b)	(4)	—	(4)	—
Depreciation and amortization		39	35	79	71
Foreign exchange loss (gain) on long-term debt		10	(39)	16	(55)
Loss on long-term debt refinancing		—	10	—	21
Future income taxes		(5)	6	(9)	(2)
Share of results of significantly influenced companies		—	—	(1)	2
Others		3	4	6	8
		43	45	76	90
Change in non-cash working capital components		(14)	(3)	(50)	(82)
		29	42	26	8
Investing activities
Purchase of property, plant and equipment		(33)	(29)	(52)	(54)
Other assets		(1)	—	(3)	—
Business acquisitions, net of cash acquired	3(a)	(15)	(10)	(29)	(11)
Business disposals, net of cash disposed	3(b)	14	—	14	—
		(35)	(39)	(70)	(65)
Financing activities
Bank loans and advances		11	—	20	(63)
Issuance of senior notes, net of related expenses		—	168	—	837
Change in revolving credit facilities, net of related expenses		8	50	50	277
Increase in other long-term debt		2	—	5	44
Payments of other long-term debt		(12)	(171)	(23)	(989)
Premium paid on the redemption of long-term debt		—	(7)	—	(15)
Net proceeds from issuance of shares		1	1	1	1
Redemption of common shares and preferred shares of a subsidiary		—	(19)	—	(20)
Dividends		(4)	(4)	(7)	(7)
		6	18	46	65
Change in cash and cash equivalents during the period		—	21	2	8
Translation adjustments on cash and cash equivalents		1	(4)	1	(6)
Cash and cash equivalents - Beginning of period		29	23	27	38

Cash and cash equivalents - End of period		30	40	30	40

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars)
(unaudited)

1                                         Accounting policies

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. They should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies, except for the following :

Hedging relationships

On January 1, 2004, the Company applied Accounting Guideline 13 (“AcG-13”) regarding hedge accounting. In compliance with the criteria required by AcG-13, hedge accounting requires the Company to document the risk management strategy used. Upon executing a hedging contract, management documents the hedged item, namely asset, liability or anticipated transaction, the characteristics of the hedging instrument used and the selected method of assessing effectiveness. Certain hedging relationships existing as at December 31, 2003 did not meet the conditions of AcG-13 and consequently were recorded at fair value as at January 1, 2004, resulting in an increase in other assets of $3.7 million and in liabilities of $0.1 million. The related unrealized gain of $3.6 million were deferred and presented under other liabilities on the balance sheet.

Asset retirement obligations

In March 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3110, “Asset Retirement Obligations”, which was implemented by the Company on January 1, 2004. This standard requires that the fair value of a liability for an asset obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard did not have any significant impact on the financial position or results of operations of the Company.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the new Handbook Section 3063, “Impairment of Long-Lived Assets”, which establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. Under the new standard, impairment in a long-lived asset is recognized when the undiscounted cash flows expected from the use and eventual disposition of the asset are less than their carrying amount. In such situations, the asset is measured at its fair value. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Generally accepted accounting principles

On January 1, 2004, the Company adopted Section 1100, “Generally Accepted Accounting Principles”, and Section 1400, “General Standards for Financial Statement Presentation”, recently issued by the CICA. Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. As a result, the cost of delivery, which had been subtracted from sales in accordance with industry practice, is no longer subtracted from sales, but rather is included in cost of sales. For information purposes, cost of delivery for the six-month periods ended June 30, 2004 and 2003 amounted to $121 million and $119 million respectively.

Employee future benefits

On January 1, 2004, the CICA amended Section 3461 “Employee Future Benefits” to require additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures will be added to the annual consolidated financial statements as at December 31, 2004. As at June 30, 2004, the Company adopted the new interim disclosures requirement of Section 3461 and provided the additional information in note 9(b).

2                                         Derivative financial instruments

(a)                                  A joint venture of the Company has entered into various swap contracts with counterparties whereby it sets the price on notional quantities of certain commodities in order to reduce its exposure to price fluctuation. Under the new AcG-13 Guideline, old corrugated containers, unbleached 42-lb kraft linerboard and 26-lb semi-chem medium swap contracts, do not meet the criteria, for hedge effectiveness, and as a result, the joint venture has to account for these contracts at their fair market value. The fair market value of these contracts is re-evaluated each quarter and the fluctuation is recorded as an unrealized gain or loss, in the consolidated statement of earnings. Company’s policy is to utilize derivative financial instrument, such as commodity swap contracts, for hedging purposes and not for trading nor speculative purposes. In addition, notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG-13, the Company believes, from an operational view, that these contracts are effective in minimizing it’s risk.

(b)                                  Loss (gain) on derivative financial instruments

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003
Realized loss (gain) on derivatives financial instruments(1)	(1)	—	(2)	1
Unrealized loss (gain) on derivative financial instruments	4	—	(1)	—
Amortization of transitional deferred unrealized gain	(1)	—	(1)	—
	2	—	(4)	1

(1)                                  The cost of sales reported in the first quarter of 2004 was increased by $1 million with a corresponding adjustment in reduction of the loss (gain) on derivative financial instruments. Accordingly, both the realized and unrealized loss (gain) on derivative financial instruments are now disclosed on the same line item.

3                                         Business acquisitions and disposals

(a)                                  On February 18, 2004 and June 3, 2004, the Company acquired the 50% participation held by its partners in Cascades Sonoco S.A. for a nominal amount and in Greenfield SAS for a consideration of $2 million (euro 1.5 million). On March 11, 2004, the Company acquired the assets of a tissue mill located in Memphis, Tennessee from American Tissue or affiliates thereof, for a consideration of $15 million (US$11.4 million). On April 2, 2004, a joint venture of the Company acquired the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut for an approximate consideration of $15 million (US$ 11.7 million). The Company’s 50% share in the cash portion of the purchase price amounted to $8 million (US$ 5.9 million). On June 11, 2004, a joint venture of the Company acquired the non-controlling interest of its subsidiary for a cash consideration of $6 million.

These acquisitions have been accounted for using the purchase method and the accounts and results of operations of these entities have been included in the consolidated financial statements since their respective dates of acquisition. The following allocations of the purchase prices to the identifiable assets acquired and liabilities assumed, which have not been finalized, resulted in a goodwill of $8 million which is not deductible for tax purposes.

Acquired companies	Johnson	Sonoco & Greenfield	American Tissue	Other	Total
Business segment	Packaging products	Packaging products	Tissue Papers	Packaging products

Cash and cash equivalents	1	1	—	—	2
Accounts receivable	1	4	—	—	5
Inventories	—	6	—	—	6
Property, plant and equipment	4	3	15	—	22
Goodwill	4	—	—	4	8
	10	14	15	4	43
Accounts payable and accrued liabilities	(1)	(8)	—	—	(9)
Long-term debt	—	(3)	—	—	(3)
Other liabilities	(1)	(1)	—	2	—
Total consideration	8	2	15	6	31

(b)                                  On May 10, 2004, the Company sold the assets of two of its fiberboard panel businesses (packaging products segment) located in Canada for a total consideration of $16 million. Of this transaction price, $14 million was received at closing and an amount of $2 million will be received at the latest in 2011. The Company realized a gain of $4 million before related income taxes of $1 million.

4                                         Other assets

	June 30, 2004	December 31, 2003

Investments in significantly influenced companies	86	85
Other investments	8	9
Deferred charges	35	36
Employee future benefits	50	50
Fair value of derivative financial instruments	9	—
Other definite-life intangible assets	6	6
	194	186

5              Long-term debt

	June 30, 2004	December 31, 2003

7.25% unsecured senior notes	737	711
Revolving credit facility	208	168
Other debt from subsidiaries	21	36
Other debt from joint ventures	213	195
	1,179	1,110
Current portion	12	18
	1,167	1,092

6                                         Other liabilities

	June 30, 2004	December 31, 2003

Employee future benefits	83	80
Future income taxes	172	182
Unrealized gain on derivative financial instruments	7	—
Non-controlling interests	—	3
	262	265

7                                         Stock option plan

During the six-month period ended June 30, 2004, the Company issued 407,723 stock options having a weighted average fair value of $4.07 per option. In 2004, approximately $0.5 million has been recognized as expenses for options granted since January 1, 2002.

8                                         Interests in joint ventures

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003

Consolidated balance sheets(1)
Current assets			250	237
Long-term assets			588	572
Current liabilities			122	121
Long-term debt, net of current portion			207	188

Consolidated statements of earnings
Sales	243	185	460	360
Depreciation and amortization	11	7	22	15
Operating income	16	16	33	30
Interest expense	3	5	7	10
Net earnings	7	2	16	11

Consolidated statements of cash flows
Operating activities	11	4	11	(8)
Investing activities	(18)	(20)	(24)	(23)
Financing activities	5	12	9	30

Additional information(1)
Cash and cash equivalents			8	12
Total assets			838	809
Total debt(2)			229	211
Dividends received by the Company from joint ventures			15	14

(1) As at December 31 for the 2003 consolidated balance sheet items

(2) Includes bank loans and advances, current portion of long-term debt and long-term debt

9                                         Additional information

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003

(a) Cost of sales
Foreign exchange gain (loss)	1	(5)	2	(9)

(b) Employee future benefits
Defined benefit pension plans expenses	3	3	7	6
Other employee future benefit plans expenses	2	1	4	2
Defined contribution pension plans expenses	1	1	2	2

(c) Supplemental disclosure
Depreciation of property, plant and equipment	39	34	78	69
Amortization of other assets	—	1	1	2
Amortization of deferred financing cost included in interest expense	1	1	2	2
Interest paid	12	10	41	33
Income taxes paid	2	12	7	26
Business acquisition in exchange of non monetary consideration	—	5	—	5

10                                  Capital stock

As at June 30, 2004, the capital stock issued and outstanding consisted of 81,768,664 common shares (81,731,387 as at December 31, 2003). As at August 2, 2004, 81,768,664 common shares were issued and outstanding. As at June 30, 2004, 1,838,082 stock options were issued and outstanding (1,494,942 as at December 31, 2003).

In 2004, in the normal course of business, the Company renewed its redemption program of a maximum of 4,086,964 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 11, 2004 to March 10, 2005. In 2004, the Company redeemed 15,600 common shares under this redemption program.

11                                  Contingency

In 2003, the Company was informed that one of its divisions, Cascades Resources, is the subject of an inquiry by the Canadian Commissioner of Competition as to whether Cascades Resources and its competitors had colluded to unduly reduce market competition between paper marchants in Canada. In 2004, the Competition Bureau increased the scope of its investigation to a larger number of products and for a longer period of time. The Competition Bureau has not informed the Company regarding the status of the inquiry or whether charges will be brought against that division. As the inquiry is still in an early stage, the Company’s management is unable to assess what further action, if any, the Competition Bureau may take or the possible impact of the outcome of the inquiry on the Company. Based on the information currently available, it is impossible to determine what will be the outcome of this investigation.

Selected Segmented Information

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003

Sales
Packaging products
Boxboard
Manufacturing	178	186	359	386
Converting	119	62	231	122
Eliminations and others	12	6	15	8
	309	254	605	516
Containerboard(1)
Manufacturing	85	89	163	179
Converting	125	127	235	244
Eliminations and others	(47)	(52)	(89)	(101)
	163	164	309	322
Specialty products	131	124	250	245
Eliminations	(11)	(11)	(21)	(20)
	592	531	1,143	1,063
Tissue papers
Manufacturing	171	160	325	325
Distribution	23	21	44	43
Eliminations	(9)	(9)	(16)	(14)
	185	172	353	354
Fine papers
Manufacturing	98	99	181	211
Distribution	102	107	202	214
Eliminations	(17)	(16)	(32)	(33)
	183	190	351	392

Eliminations	(19)	(20)	(36)	(37)
Consolidated total	941	873	1,811	1,772

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Selected Segmented Information

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003

Operating income before depreciation and amortization and operating income
Packaging products
Boxboard
Manufacturing	4	11	11	23
Converting	12	2	20	4
Others	3	2	5	4
	19	15	36	31
Containerboard(1)
Manufacturing	(1)	4	6	9
Converting	16	14	27	24
Others	1	4	3	8
	16	22	36	41
Specialty products	16	9	24	18
	51	46	96	90
Tissue papers
Manufacturing	18	16	36	35
Distribution	1	1	1	—
	19	17	37	35
Fine papers
Manufacturing	(3)	(2)	(8)	4
Distribution	2	4	4	7
	(1)	2	(4)	11
Corporate	(2)	(1)	(5)	(1)

Operating income before depreciation and amortization	67	64	124	135

Depreciation and amortization
Boxboard	(15)	(12)	(30)	(23)
Containerboard(1)	(9)	(9)	(18)	(18)
Specialty products	(5)	(5)	(11)	(10)
Tissue papers	(9)	(9)	(18)	(19)
Fine papers	(3)	(3)	(6)	(6)
Corporate and eliminations	2	3	4	5
	(39)	(35)	(79)	(71)
Operating income	28	29	45	64

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Selected Segmented Information

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2003	2004

Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	11	4	16	6
Converting	2	1	5	2
Others	1	1	1	2
	14	6	22	10
Containerboard(1)
Manufacturing	4	4	6	7
Converting	2	3	3	5
Others	2	—	2	—
	8	7	11	12
Specialty products	6	3	9	10
	28	16	42	32
Tissue papers
Manufacturing	2	9	4	17
Distribution	—	—	—	—
	2	9	4	17
Fine papers
Manufacturing	3	2	4	3
Distribution	—	1	—	1
	3	3	4	4
Corporate	—	1	2	1
Consolidated total	33	29	52	54

(1)                                  The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Cascades Inc. is a leader in the manufacture, converting and marketing of packaging products, tissue paper and specialty fine papers. Internationally, Cascades employs in excess of 15,000 people and operates some 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. The Company recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading-edge de-inking technology, sustained research and development, and nearly 40 years of experience in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Investor Relations

For further information:

Marc Jasmin, CMA
Director, Investor Relations
Cascades Inc.
772, Sherbrooke Street West
Montreal (Quebec)
H3A 1G1

Telephone:  (514) 282-2681
Fax:  (514) 282-2624

investisseur@cascades.com